UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

DYNAMEX INC
(Name of Issuer)

COMMON
(Title of Class of Securities)

26784F103
(CUSIP Number)

TIMOTHY E. MORIARTY, c/o McGrath, Doyle & Phair
150 BROADWAY - SUITE 1915
NEW YORK, NY 10038
TEL: 212-571-2300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 5, 2007
(Date of Event which Requires Filing of this Statement)


1 Names of Reporting Persons.
IRS Identification Nos. of above persons (entities only)
TIMOTHY E. MORIARTY

2 Check the Appropriate Box if a Member of a Group (See Instructions)
(a)  X
(b)

3 SEC Use Only

4 Source of Funds (See Instructions)        PF

5 Ck if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d)or 2(e)    N/A

6 Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person with
7 	Sole Voting Power 		673,944 SHARES
8	Shared Voting Power
9	Sole Dispositive Power		673,944 SHARES
10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person= 673,944 shs
12	Check if the Aggregate Amount in Row(11) Excludes Certain Shares
(See Instructions)	N/A
13	Percent of Class Represented by Amount in Row (11)    6.3459%
14	Type of Reporting Person (See Instructions)   		IN


SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Item 1
Security and Issuer
DYNAMEX INC
5429 LBJ FREEWAY SUITE 1000
DALLAS TX 75240

Class of Securities = common

Item 2
Identity and Background
(a)	N/A
(b)	N/A
 c	N/A
(d)	N/A
(e)	N/A
(f)	N/A

Item 3
Source and Amount of Funds or Other Consideration
PERSONAL FUNDS

Item 4
Purpose of Transaction
MATERIAL ACQUISITION FOR INVESTMENT PURPOSES

Item 5
Interest in Securities of the Issuer
(a)	673,944 SHARES 6.3459 PERCENT OF CLASS
(b)	673,944 SHARES
 c	N/A
(d)	N/A
(e)	N/A

Item 6
Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer = N/A

Item 7
Material to Be Filed as Exhibits
N/A

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	08/09/2007

Signature	TIMOTHY E MORIARTY

Name/Title	TIMOTHY E MORIARTY